Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 7, 2025

Re:	Aura Minerals Inc. Registration Statement on Form F-1 Filed June 6, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Craig Arakawa
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance and Office of Energy & Transportation of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 26, 2025 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1, which reflects these revisions and certain additional updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Form F-1.

Amendment No. 4 to Registration Statement on Form F-1
Exhibits

1.	Please have counsel revise its opinion filed as Exhibit 5.1 to reflect the number of common shares to be offered, including any over-allotment. In addition, we note counsel’s statements that it has “not examined any other documents, official or corporate records or external or internal registers” other than the documents listed in Schedule 1. Counsel must examine all documents necessary to render the required opinions. Please have counsel include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised opinion of counsel as Exhibit 5.1 reflecting the number of common shares to be issued (including any over-allotment) and including a statement that counsel has examined all the documents which it considers necessary and appropriate for the matters set out in the legal opinion.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.

Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.

Thiago Nunes, KPMG Auditores Independentes Ltda.

Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

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